Mr Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

August 24, 2012

Re:	National Bank of Greece S.A.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed May 15, 2012
File No. 001-14960

Dear Mr Vaughn,

Thank you for providing us with your comments, dated August 10, 2012, pertaining to the Bank’s Form 20-F for the Fiscal Year ended December 31, 2011 as filed on May 15, 2012.

According to this letter, the Commission would like to receive our response to the comments, or an indication of when the bank can provide a response, within ten business days from August 10, 2012.

We have started diligently going through your comments and drafting our response to ensure that you will be provided with the appropriate information which will allow you to better understand our disclosure.

In order for us to finalize the review of our responses with our independent auditors and legal counsel, we would like to request from the Commission an extension to the deadline, pursuant to which we would provide our responses by September 28, 2012. We believe that this extension will give us the necessary time to address your comments and prepare a high quality response.

Thank you for your kind consideration.